Exhibit 4.3(b)
FIRST AMENDMENT TO THE
AGL RESOURCES INC. RETIREMENT SAVINGS PLUS PLAN
(as amended and restated effective June 28, 2013)
THIS AMENDMENT to the AGL Resources Inc. Retirement Savings Plus Plan (the “Plan”) is made by AGL Resources Inc. (the “Company”).
W I T N E S S E T H :
WHEREAS, the Company maintains the Plan, which is intended to be a tax-qualified retirement plan under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), for the benefit of eligible employees; and
WHEREAS, Section 14.1 of the Plan provides that the Administrative Committee of the Plan has the authority to amend the Plan at any time, subject to approval by the Company’s Board of Directors of any amendment that would result in a material increase in the cost of the Plan or that would materially change the benefits provided under the Plan; and
WHEREAS, the Plan contains provisions related to participants who transfer to positions covered by the Plan from positions covered by the Birdsall, Inc. Retirement Savings Plan (the “Birdsall Plan”), a 401(k) plan sponsored by Birdsall, Inc., which was previously an indirect wholly-owned subsidiary of the Company; and
WHEREAS, effective as of September 2, 2014 (the “Effective Date”), Birdsall, Inc. was acquired by a subsidiary of Saltchuk Resources, Inc., and ceased to be a member of the Company’s controlled group; and
WHEREAS, the Company desires to amend the Plan to (i) remove the special provisions for employees who transfer from the Birdsall Plan, (ii) clarify the definition of spouse, and (iii) permit otherwise eligible participants to receive nonelective contributions if they terminated employment during the year due to death, disability or retirement;
NOW, THEREFORE, effective as of the Effective Date or as otherwise specified below, the Plan is hereby amended as follows:

1.	Section 1.17 is amended to read as follows:
1.17    [Reserved].

2.	Effective as of January 1, 2014, Section 1.81 is amended to read as follows:
1.81    Spouse or Surviving Spouse means, with respect to a Participant, the person who is treated as married to such Participant under the laws of any U.S. or foreign jurisdiction that has the legal authority to sanction marriages, as determined pursuant to the Code and ERISA. In addition, a Participant’s former Spouse will be treated as his Spouse or Surviving Spouse to the extent provided under a qualified domestic relations order, as defined in Code Section 414(p).

3.	Section 2.3(b) is amended to read as follows:
(b)    Change to Covered Employee Status. If an Employee who first satisfies the eligibility requirements of Section 2.1 for any purpose while he is not a Covered Employee subsequently changes his employment status so that he becomes a Covered Employee, he will become an Active Participant for such purpose upon (i) his change in status, in the case of an Employee who transfers from the Nicor Gas Thrift Plan as described in Section 4.2(e); or (ii) the Entry Date following his change in status, in the case of any other Employee. If an Employee changes his employment status so that he becomes a Covered Employee, but he has not satisfied the eligibility requirements of Section 2.1 for any purpose as of the date of change in status, his eligibility to become an Active Participant for such purpose will be determined under Section 2.1.

4.	Section 3.1(e)(1) is amended to read as follows:
(1)    Default Enrollment.
(A)    Transfers from Thrift Plan. In the event that a Participant transfers to this Plan from the Nicor Gas Thrift Plan, and the Participant had an election in effect under the Nicor Gas Thrift Plan to contribute at a rate greater than 0%, the Participant will be deemed to have made an initial Deferral Election at the rates of contribution in effect under the Nicor Gas Thrift Plan for such Participant immediately before such transfer.
(B)    Automatic Before-Tax Enrollment. Absent an affirmative election to the contrary or deemed election under subsections (A) and (B), each Active Participant who is hired or rehired on or after January 1, 2012, or such later date as approved by the applicable collective bargaining agreement with respect to any Participants covered by a collective bargaining agreement, will be deemed to have made a Deferral Election to make Before-Tax Contributions at a rate equal to 3% (or such other amount as the Administrative Committee determines, in its sole discretion) of his or her Compensation, effective as soon as practicable following the 30th day after such Employee becomes an Active Participant. If any Active Participant not described in the preceding sentence does not submit a Before-Tax Deferral Election, he will be deemed to have elected not to make Before-Tax Contributions.
(C)    No Automatic Enrollment for After-Tax. Except as provided in subsections (A) and (B), if an Active Participant does not submit an After-Tax Deferral Election or Roth Deferral Election, he will be deemed to have elected not to make After-Tax Contributions or Roth Contributions, respectively.

5.	Effective as of January 1, 2014, Section 3.3 is amended to read as follows:
3.3    Nonelective Contributions.
The Participating Companies will make a Nonelective Contribution to the Plan with respect to each Plan Year. Subject to the limitations set forth in Article VI, the amount of any such Nonelective Contribution for such Plan Year will be equal to 1.5% of the aggregate Compensation for the Plan Year of all Pension-Ineligible Participants who (i) were employed by the Affiliates on the last day of such Plan Year; or (ii) terminated employment with the Affiliates during such Plan Year due to death, due to Disability, after reaching age 65, or after reaching age 55 and completing 10 Years of Vesting Service.

6.	Section 4.2(f) is deleted.

7.	Except as modified herein, the Plan will remain in full force and effect.
IN WITNESS WHEREOF, the Administrative Committee has caused its duly authorized member to execute this Amendment on the date written below:

ADMINISTRATIVE COMMITTEE

By:	/s/Martin Friedgood

Name:	Martin Friedgood

Date:	December 16, 2014

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